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                                           Filed by Watson Pharmaceuticals, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045


                      SOURCE: WATSON PHARMACEUTICALS, INC.
                            Wednesday, June 21, 2000
                                  Press Release

WATSON ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD FOR SCHEIN PHARMACEUTICAL ACQUISITION

CORONA, CA - June 21, 2000 - Watson Pharmaceuticals, Inc. (NYSE: WPI) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing Watson to proceed with its proposed acquisition of Schein Pharmaceutical, Inc. (NYSE: SHP).

     As previously announced, pursuant to its merger agreement with Schein, Watson commenced a tender offer on June 6, 2000 to purchase all of the outstanding shares of Schein for $19.50 per share. The offer is conditioned upon, among other things, the valid tender of at least 24,500,000 shares of Schein common stock or approximately 74% of the outstanding shares of Schein. The tender offer is scheduled to expire at midnight, New York City Time, on Monday, July 3, 2000, unless the offer is extended. Following consummation of the tender offer, the merger agreement provides for the acquisition by Watson of the remaining shares of Schein in a merger between Schein and a wholly owned subsidiary of Watson. The tender offer is expected to close in early July of this year, while the merger is expected to close in September of this year.

     Watson Pharmaceuticals, Inc., headquartered in Corona, CA, is engaged in the development, manufacture and sale of proprietary and off-patent pharmaceutical products. Watson's proprietary business currently enjoys a top-tier position in the fields of dermatology and women's health, with a supporting business in the general products segment. Its generic portfolio consists of more than 90 products, three tentative product approvals and 16 products pending approval. Watson capitalizes on its proven ability to support the development and commercialization of a broad range of proprietary and off-patent pharmaceutical products.

     Schein Pharmaceutical, Inc., headquartered in Florham Park, NJ, has a diverse portfolio of both brand and generic products. Schein integrates its product development expertise, its diverse, high-volume production capacity and direct sales and marketing force to capitalize on the commercialization of products. Schein's brand products group has developed an expertise in the management of anemia in nephrology and seeks to expand that expertise to other therapeutic areas, including iron management. In addition, Schein develops, manufactures, and markets a

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broad generic product line. Schein manufactures approximately 100 products, five tentative product approvals and 11 products pending approval. Schein seeks to enhance its internal product development, manufacturing and marketing efforts through various strategic collaborations.

     This press release contains certain statements of a forward-looking nature relating to future events or future business performance. Any such statements that refer to Watson's or Schein's estimated or anticipated future results, product development efforts or performance or other non-historical facts are forward-looking and reflect each company's current perspective of existing trends and information. Such forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others, risks related to the consummation of the proposed acquisition, risks associated with the integration of the Watson and Schein businesses after consummation of the proposed acquisition, and such other risks and uncertainties detailed in each company's filings with the Securities and Exchange Commission.

     This release and past press releases of Watson Pharmaceuticals, Inc. are available at Watson's web site at http://www.watsonpharm.com. In addition, Watson's press releases are available through PR Newswire's Company News On-Call fax service at (800) 758-5804, extension 112856, and at http://www.prnewswire.com.

                                      # # #


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Watson filed a Schedule TO on June 6, 2000, in connection with the tender offer, and plans to file a registration statement on SEC Form S-4 in connection with the merger. Watson and Schein have mailed tender offer documentation and expect to mail a proxy statement/prospectus to stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON,
THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC., ATTENTION: INVESTOR RELATIONS
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DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE
INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC., ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE PROPOSED ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, GOVERNMENTAL APPROVALS FOR THE PROPOSED ACQUISITION, THE POSSIBLE INABILITY TO OBTAIN ON COMMERCIALLY ADVANTAGEOUS TERMS ANY CONSENTS OR APPROVALS OF THIRD PARTIES WITH RESPECT TO THE PROPOSED ACQUISITION, THE POSSIBILITY DUE TO MARKET CONDITIONS OR OTHER FACTORS OF THE WITHDRAWAL OF THIRD PARTY FINANCING FOR THE PROPOSED ACQUISITION, AND THE POSSIBLE FAILURE TO OBTAIN THE TENDER OF SUFFICIENT SCHEIN SHARES PURSUANT TO WATSON'S TENDER OFFER
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TO MEET THE MINIMUM CONDITION TO THE CONSUMMATION OF THE PROPOSED ACQUISITION,
RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.